

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2008

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

> **Re:** **Pride International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed April 9, 2008**
> **Response Letters Dated September 2, 2008 and September 3, 2008**
> **File No. 1-13289**

Dear Mr. Voegele:

We have reviewed your filings and response letters dated September 2, 2008 and September 3, 2008, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 49

Notes to Consolidated Financial Statements, page 55

Note 14 – Segment Geographic Information, page 77

1. We reviewed your response to prior comment 2, and the supplementally provided information used by your chief operating decision maker (CODM). Based on this information, we believe that your reported segment "Offshore Drilling Services" represents the aggregation of several operating segments, as those are defined in SFAS 131, par. 10. In this regard, we note that each of "Deepwater", "Midwater", "Jackups-U.S", "Jackups International" and "Other Offshore" appear

to represent separate operating segments. Accordingly, we believe that you should revise the segment information included in the notes to your financial statements to separately report these operating segments. Alternatively, explain to us, in reasonable detail, how you have concluded that aggregation of these operating segments into a single reportable segment is appropriate under SFAS 131. As part of your response, explain how you have determined that each of the aggregated segments has similar economic characteristics and meets the criteria of SFAS 131, par 17 (a) through (e). In connection with this, provide a 5-year trend analysis of the financial measurements used by management to evaluate each operating segment and explain why, if true, you believe the trend information demonstrates that the operating segments have similar economic characteristics. To the extent that you are able to demonstrate that it is appropriate to aggregate your operating segments, please note the disclosure requirements of paragraph 26(a) of SFAS 131.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact John Madison, at (202) 551-3296, or me, at (202) 551-3740, with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director